Filed on March 11, 2009

File No. 812-______

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of

PNC Bank, National Association

APPLICATION FOR AN ORDER PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING THE APPLICANT NAMED ABOVE,

TO THE EXTENT NECESSARY, FROM THE PROVISIONS

OF SECTION 18(f)(1) OF THE ACT.

Communications, Notice and Order to:

Leonard S. Ferleger

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue, 21st Floor

Pittsburgh, PA 15222

(412) 768-7194

With a copy to:

Robin M. Bergen

Cleary Gottlieb Steen & Hamilton LLP

2000 Pennsylvania Avenue, NW

Washington, DC 20006

(202) 974-1514

Page 1 of 46 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of: PNC Bank, National Association File No. 812-______	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING APPLICANT TO THE EXTENT NECESSARY FROM SECTION 18(f)(1) OF THE ACT.

The Applicant, PNC Bank, National Association (“PNC Bank” or the “Applicant”), on behalf of itself and any registered open-end management investment company or series thereof that may participate from time to time as a borrower (each, a “Borrowing Fund”) in a loan facility to be administered by PNC Bank (each, a “Loan Facility”) described below, seeks an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Section 18(f)(1) of the Act solely to the extent necessary to allow a Borrowing Fund to borrow from Market Street (as defined below), which is not a bank.

I.	BACKGROUND
A.	Description of the Applicant and Other Participants in a Loan Facility
1.	PNC Bank

PNC Bank, a wholly-owned indirect subsidiary of The PNC Financial Services Group, Inc. (“PNC Financial”), is a national banking association with its principal office in Pittsburgh, Pennsylvania. PNC Bank is PNC Financial’s principal bank subsidiary. PNC Financial’s corporate legal structure currently consists of three subsidiary banks, their subsidiaries, and over 380 active non-bank subsidiaries. PNC Financial is one of the

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largest diversified financial services companies in the United States based on assets, with businesses engaged in retail banking, corporate and institutional banking, asset management, and global fund processing services. At September 30, 2008, PNC Financial had consolidated total assets, deposits, and shareholders’ equity of $145.6 billion, $85.0 billion, and $14.2 billion, respectively. At December 31, 2007, the comparable amounts were $138.9 billion, $82.7 billion, and $14.9 billion, respectively. At September 30, 2008, PNC Bank had consolidated total assets that represented approximately 93% of PNC Financial’s consolidated total assets.

On December 31, 2008, PNC Financial acquired National City Corporation (“National City”). National City, headquartered in Cleveland, Ohio, was one of the nation’s largest financial holding companies. At September 30, 2008, National City had total assets of $143.7 billion and total deposits of $95.6 billion. National City Bank, National City’s principal banking subsidiary, continues to operate through an extensive network in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Pennsylvania, and Wisconsin. Prior to its acquisition by PNC Financial, National City also conducted selected consumer lending businesses and other financial services on a nationwide basis. Its primary businesses included commercial and retail banking, mortgage financing and servicing, consumer finance, and asset management.

PNC Bank’s origins as a national bank date to 1865. PNC Bank and its subsidiaries offer a wide range of commercial and institutional banking, retail banking, and trust and wealth management services to their customers. PNC Bank’s business is subject to examination and regulation by federal banking authorities. Its primary federal

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bank regulatory authority is the Office of the Comptroller of the Currency and its deposits are insured by the Federal Deposit Insurance Corporation.

PNC Bank has extensive experience and expertise as an administrator of asset-backed commercial paper programs, having administered the commercial paper program of Market Street Funding LLC (“Market Street”), a limited purpose securitization entity, since 1995. PNC Bank’s asset-backed securities group (the “ABS Group”), which, among other activities, performs the administrative functions for Market Street, has expertise across a broad range of asset classes, including corporate receivables, credit card receivables, auto loans and leases, mortgages, education financing, equipment loans/leases and structured funds. PNC Bank’s ABS Group is one of the most experienced securitization teams in the asset-backed commercial paper market, having closed over 160 securitization transactions in Market Street, representing approximately $23 billion in commitments as of September 30, 2008. The ABS Group’s financing solutions include securitized revolving facilities; funding programs to access the commercial paper, term, and private investor markets; and risk management and hedging products. It is intended that the ABS Group will market the proposed Loan Facilities to select registered open-end management investment companies as part of its overall origination strategy to offer customized securitization solutions to current and prospective clients of PNC Bank.

2.	Market Street Funding LLC

Market Street will be utilized in connection with each Loan Facility to issue commercial paper and will, as described below, utilize liquidity support provided by highly rated financial institutions that are “banks” within the meaning of Section 2(a)(5) of the Act (“Liquidity Providers”). Market Street can issue unsecured commercial paper with maturities of up to 270 days from the date of issue (“Promissory Notes”) to fund uncommitted purchases of and uncommitted loans secured by various types of financial assets.

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Market Street Funding Corporation was incorporated in Delaware in October 1995. Market Street Funding Corporation was converted into Market Street Funding LLC, a Delaware limited liability company, in October 2005 in anticipation of the issuance of the Subordinated Note described below. All of the membership interests of Market Street are owned by Market Street Holding Corporation (“MSHC”). All of the capital stock of MSHC is owned by Amacar Investments, LLC, an entity unaffiliated with PNC Financial.

As of September 30, 2008, Market Street’s purchase commitments totaled approximately $6.9 billion and its outstanding loans and other assets totaled approximately $4.6 billion. PNC Bank, in its role as sole administrator (the “Administrator”), originates asset securitization transactions, qualifies and structures asset pools, and administers Market Street’s business, including the commercial paper program, in accordance with a credit and investment policy (the “Credit and Investment Policy”). The Administrator is also responsible for monitoring and conducting periodic audits of the asset pools, coordinating the maturities of Market Street’s liabilities, administering the flow of funds between Market Street and its borrowers, and providing Market Street with asset and liability management. PNC Bank performs its duties as Administrator primarily through the ABS Group.

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Historically, Market Street focused on delivering securitization solutions to PNC Bank’s middle market and large corporate client base. More recently, Market Street has worked to expand the application of the ABS Group’s structuring and transaction management expertise to a wide variety of strategic initiatives. These strategic initiatives have included creating a distribution capability for asset-backed term securitizations. The ABS Group has maintained a strong presence in middle market trade receivable securitizations while significantly growing relationships with financial services institutions and investor clients.

The ABS Group performs an analysis of the market opportunity for each asset class that it identifies as a potential area for expansion. Such analysis includes the overall size of the potential market, credit risks inherent in the asset class, and competitive advantages the ABS Group would have in working with prospective issuers in the asset class. The ABS Group evaluates potential issuers based on servicing capabilities, financial viability, and reputations in their markets. The ABS Group typically targets only large well-known issuers as it enters a new asset class. The ABS Group has evaluated a variety of asset classes, including auto loans, equipment leases, student loans and structured funds, for expansion over the last few years and has executed transactions involving those asset classes in Market Street.

As the ABS Group seeks to continue to expand its asset classes, it has identified registered open-end management investment companies that intend to utilize leverage as a market where it can effectively compete on a national scale by utilizing the team’s structuring and management expertise.

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Market Street currently provides, among other things, financing for assets originated by customers of PNC Bank and their affiliates as sellers of those assets to Market Street (each, a “Seller”). The assets purchased by Market Street include financial assets and securities backed by financial assets. Some transactions are structured as loans to the Sellers, secured by the assets being financed, or as agreements to acquire future cash flows from asset interests. In addition to purchasing interests in pools of assets directly, Market Street has purchased publicly registered, Rule 144A eligible or privately placed asset-backed securities (“ABS”) in open market or privately negotiated transactions. Market Street does not currently make loans to registered open-end management investment companies.

Market Street finances its purchase of asset pools primarily through the issuance of its Promissory Notes. In October 2005, Market Street issued a subordinated note (the “Subordinated Note”) to an unaffiliated third party investor in an amount that is at least as much as a majority of its “expected losses” as determined by the Administrator under the Financial Accounting Standards Board’s Financial Interpretation No. 46R, Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51.1 The issuance of the Subordinated Note does not affect the priority status of the Promissory Notes and holders of the Promissory Notes cannot rely on the Subordinated Note for credit enhancement. The asset pools are purchased by Market Street under arrangements designed to provide a return adequate to pay interest on the Promissory Notes as well as certain fees payable to Market Street. Liquidity support is provided by a bank or banks entering into a Liquidity Agreement (as defined below) for each asset pool, except for asset pools that have sufficient internal liquidity and as to which the rating agencies have confirmed that failure to provide liquidity support will not

_________________________

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In this Application, PNC Bank is not seeking and the Commission is not being asked to make any determination with respect to any accounting treatment or disclosure obligations relating to Market Street.

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result in a downgrade or withdrawal of the current rating of the Promissory Notes. Market Street’s principal liquidity facilities are in the form of backup purchase commitments or loan commitments each from a bank or group of banks having short-term ratings at least equal to those of the Promissory Notes at the times at which the agreements are executed. Each of these facilities (each, a “Liquidity Agreement”) is arranged for the corresponding asset pool at the time of its initial acquisition.

Market Street is not required to register as an “investment company” within the meaning of the Act by virtue of the exemption from registration provided in Section 3(c)(7) thereunder. The Promissory Notes have not been registered for offer or sale under the Securities Act of 1933, as amended (the “Securities Act”), and sales of the Promissory Notes may be made only to institutional “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act or to “qualified institutional buyers” as defined in Rule 144A under the Securities Act. These investors are primarily money market funds, banks, and trust departments. The Promissory Notes are currently rated “A-1” and “P-1” by S&P and Moody’s, respectively. Purchases of the Promissory Notes may be made on a principal or agency basis and Market Street utilizes the services of many of the leading placement agents in the securities industry to offer and sell the Promissory Notes, including PNC Capital Markets LLC, a wholly-owned subsidiary of PNC Financial. As of September 30, 2008, $4.6 billion of Promissory Notes were outstanding. The percentage of commitments made to the Borrowing Funds by Market Street is not expected to be in the aggregate more than 20% of Market Street’s outstanding commitments.

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Market Street’s portfolio consists of distinct pools of financial assets. Each asset pool has its own turnover, loss experience, and obligor characteristics and, at the time of acquisition by Market Street, is subject to both qualitative and quantitative requirements that the Administrator considers appropriate given the nature of the pool. The Seller typically continues to service the asset pool it has sold, although Market Street has the right to assume or transfer the servicing function under certain circumstances. A pool may be acquired on a revolving basis to allow Market Street to acquire new assets as existing assets are collected (a revolving pool), or may consist of a specific set of assets being collected over time (a liquidating pool).

The Credit and Investment Policy contains general structuring criteria because of the variety of asset pools that Market Street may acquire from time to time. The general nature of these criteria provides the Administrator with flexibility to structure the elements of a particular securitization transaction in a manner that it considers appropriate to control and minimize Market Street’s credit risk. The levels of loss protection provided and the eligibility criteria for initial and continued investment are among the significant structural requirements determined by the Administrator and included in each securitization transaction.

The Credit and Investment Policy typically requires that each asset pool have its own loss reserve that reflects its particular characteristics and is at least equal to a multiple of historical losses, unless all obligors in the pool (or their parent companies or supporting affiliates) are rated “A”/“A2” or higher by S&P and Moody’s, respectively, or “A-1”/“P-1” or higher by S&P and Moody’s, respectively. Loss protection for Market Street’s interest in a pool of assets is typically achieved by over-collateralization, but may

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also consist of recourse to the Seller, third party credit enhancement, excess yield collections, cash collateral, or other appropriate forms of credit enhancement. In a revolving pool, as liquidating assets are replaced by newly generated assets, the outstanding balance of the pool will tend to fluctuate, as will the dollar level of loss reserves. However, the Credit and Investment Policy requires that the level of protection provided by these reserves will be not less than an agreed-upon percentage of the outstanding balance. Moreover, as Market Street’s agreement to purchase an asset pool typically contains dynamic loss reserve criteria, the provision of adequate loss reserves is typically a pre-condition for Market Street making additional purchases or reinvestments in a revolving pool.

In order for an asset pool to be approved as an appropriate investment, the Credit and Investment Policy requires that several criteria must generally be met, including:

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The pool’s performance must be consistent and predictable enough to provide a basis for determining an appropriate transaction structure. Although loss experience is historic and may not be relied on exclusively as an indicator of future performance, it is one of the key indicators of the quality of an asset pool. The level and consistency of the pool’s loss experience, generally over a period of three to five years, are analyzed and an appropriate loss reserve is established.

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The Seller must have a reliable credit origination and collection process in place and be capable of generating data sufficient to provide the information needed for regular portfolio monitoring activity.

In addition to Market Street’s adherence to the Credit and Investment Policy, the ABS Group extensively analyzes asset pools to be financed by Market Street, applying a variety of statistical and financial analysis techniques. The ABS Group works with Market Street’s Sellers from the initiation of a transaction through documentation and closing and continues to monitor the underlying asset pool and financial performance of the applicable Seller throughout a transaction’s lifecycle. The ABS Group’s personnel

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bring a vast array of experience across asset types that are typically financed by asset-backed commercial paper conduits and the term ABS market. This serves to bolster the effectiveness of the Credit and Investment Policy by having transactions analyzed from multiple viewpoints and financial backgrounds.

Market Street has been structured as a bankruptcy-remote entity in accordance with the requirements of the rating agencies rating the Promissory Notes. The purpose of such requirements is to limit the likelihood that Market Street would incur indebtedness exceeding its ability to pay its indebtedness or that would allow it to become insolvent and subject to bankruptcy, reorganization, insolvency or other similar proceedings. The requirements include:

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Limiting Market Street’s activities under its organizational documents to activities relating to the issuance of its Promissory Notes, the purchase of assets and the lending of funds to sellers and borrowers and activities incidental thereto;

•	Requiring Market Street to make certain covenants limiting its indebtedness and maintaining its separate corporate existence; and

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Requiring creditors of Market Street to covenant or be deemed to covenant not to acquiesce in, petition or otherwise invoke against it any bankruptcy, reorganization, insolvency or other similar proceeding for at least one year and one day after the payment in full of Market Street’s Promissory Notes.

Market Street’s operations also contribute to its status as a bankruptcy-remote entity. Its sole liabilities consist of its Promissory Note issuances, certain other liabilities relating to the credit enhancement of Market Street, liabilities relating to certain hedging instruments entered into by Market Street from time to time, advances made under a swing-line credit agreement, the Subordinated Note, and a de minimis amount of short-term liabilities incurred in connection with its activities such as audit, legal and rating agency fees, and other administrative fees and expenses. Such hedging

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instruments, advances, and other liabilities (i) do not have any significant leveraging effect, (ii) have a small but positive effect on Market Street’s stability as a source of funds for the Borrowing Funds, and (iii) would not have a material effect on the interest rate and/or fees paid by a Borrowing Fund in connection with a Loan Facility. Market Street’s assets and its ability to pay its Promissory Notes are subject to the strict credit quality standards discussed above. In the unlikely event Market Street is unable to continue to issue Promissory Notes, it has external liquidity sources, including PNC Bank and other financial institutions, to enable it to meet its obligations on its outstanding Promissory Notes.

As more fully described below, Market Street would make loans to a Borrowing Fund on an uncommitted basis and the applicable Liquidity Provider would, subject to the terms of the Loan Facility, be obligated to make loans to the Borrowing Fund in the event Market Street was unable or unwilling to make such a loan. As a result, in the event that Market Street does not make a loan requested by a Borrowing Fund, the Borrowing Fund would not have recourse against Market Street for not making the loan but, subject to the terms of the Loan Facility, would be able to obtain a loan from the applicable Liquidity Provider. In the unlikely event that Market Street does become subject to a bankruptcy, reorganization, insolvency or similar proceeding, nothing in the agreements to be executed in connection with a Loan Facility will excuse any Liquidity Provider from making new loans to a Borrowing Fund in connection with the applicable Loan Facility as a result of any proceeding involving Market Street.

3.	Borrowing Funds

Generally, a registered open-end management investment company may arrange for loans for only certain purposes, such as having adequate liquidity to satisfy

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redemption requests in the event of unusual or unexpected market conditions or achieving a higher return by borrowing money to purchase securities. Under the relief sought by this Application, a Borrowing Fund would typically seek to obtain a loan for the purpose of achieving a higher return by borrowing money to purchase securities. To achieve this objective, a Borrowing Fund would borrow from Market Street in accordance with the terms and conditions of a Loan Facility. When using a borrowing from Market Street for investment purposes, a Borrowing Fund would expect to obtain a rate of return from securities purchased with the borrowed money that exceeds the cost of the Borrowing Fund’s borrowings, providing the Borrowing Fund’s shareholders with the potential for better returns than if no borrowings were made. The borrowing costs of loans from Market Street are expected to be lower than the borrowing costs of comparable loans from a bank, making Market Street an attractive lender from the perspective of a Borrowing Fund. A Borrowing Fund’s use of leverage will vary based on an assessment by the Borrowing Fund’s investment adviser, subject to the supervision of the Borrowing Fund’s Board of Directors or Trustees (the “Board”), of market conditions, interest rates, and borrowing facilities. A Borrowing Fund’s prospectus and statement of additional information will disclose its borrowing limitations and, if applicable, the risks of leverage.

B.	Description of the Loan Facilities

PNC Bank, Market Street and one or more Liquidity Providers propose to enter into a secured Loan Facility with a Borrowing Fund that would permit the Borrowing Fund to obtain loans on the terms and conditions set forth in the agreements to be executed in connection with the Loan Facility. Market Street would be the principal source of financing for each Loan Facility and would make loans to a Borrowing Fund

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on an uncommitted basis. PNC Bank will, in respect of each Loan Facility for a Borrowing Fund, arrange for liquidity support by a Liquidity Provider for the loans made by Market Street under the Loan Facility. PNC Bank will negotiate the business arrangements on behalf of Market Street, including loan amounts, interest rates payable on the loans, and fees. The structure of a Loan Facility will require that any Liquidity Provider, which may include PNC Bank, provide liquidity to Market Street in respect of such Loan Facility. PNC Bank will act as agent for Market Street and the related Liquidity Providers under the agreements executed with each Borrowing Fund and in such capacity will exercise certain rights and enforce certain remedies on behalf of Market Street and the related Liquidity Providers.

Market Street will have the right in its sole discretion to require the Liquidity Providers to acquire outstanding loans made by Market Street to a Borrowing Fund at an agreed-upon amount determined pursuant to a formula to be set forth in the related agreements. The Liquidity Providers will agree to acquire the loans made by Market Street to a Borrowing Fund in respect of a Loan Facility and to provide future loans to the Borrowing Fund in the event Market Street is unable to or otherwise elects not to do so, subject to the terms and conditions of the Loan Facility. If any Loan Facility entered into by Market Street has more than one Liquidity Provider, the amount of each Liquidity Provider’s commitment to Market Street in respect of a loan will be allocated among the Liquidity Providers based on each Liquidity Provider’s percentage of the total commitment. A Borrowing Fund will have the right to terminate its Loan Facility with prior notice (either 30 days or another agreed upon period) at any time, including after the related Liquidity Providers assume any outstanding loans.

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Market Street’s right to require the Liquidity Providers to assume any of the outstanding loans under a Loan Facility is one of several factors that result in the high ratings assigned to its Promissory Notes by rating agencies, as such liquidity support will provide additional protection that the Promissory Notes will be paid on a timely basis. The liquidity support also will protect a Borrowing Fund because it provides an alternative source of funding for outstanding loans in the event that Market Street is unable to continue to fund the loans through the issuance of Promissory Notes due to a market disruption or otherwise.

In addition, a Loan Facility would obligate the related Liquidity Providers to make additional loans, subject to the terms and conditions of the Loan Facility, which would thereby assure a Borrowing Fund access to additional loans if Market Street is unwilling or unable to make such loans.

The loans made to a Borrowing Fund by Market Street will generally have a stated maturity date that will be 364 days from the closing date of the related Loan Facility, which may be extended upon the agreement of the parties. PNC Bank, as agent for Market Street and the Liquidity Providers, will have the right to accelerate the maturity date of the loans upon the occurrence of an “event of default” to be specified in the Loan Facility documentation. Such events of default will generally be customary for loan transactions of the type contemplated by the Loan Facility and will include, for example, a failure to make payments when due or to maintain the asset coverage ratios required under the Loan Facility. A Liquidity Provider’s obligation to make loans to a Borrowing Fund under a Loan Facility if Market Street is unwilling or unable to make a loan will be subject to the satisfaction of certain conditions precedent to be set forth in the

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related agreements executed in connection with the Loan Facility. The conditions to funding will be customary for loan transactions involving registered open-end management investment companies, including the absence of any default or breach relating to the Borrowing Fund and compliance with certain collateral requirements, which are described below.

The amount of loans to a Borrowing Fund that can be outstanding at any time will be based upon the amount of assets of the Borrowing Fund that meet eligibility criteria established for a Loan Facility. For the purposes of a borrowing, a Borrowing Fund will pledge to PNC Bank, for the benefit of Market Street and the applicable Liquidity Provider, assets of the Borrowing Fund that meet the eligibility criteria (the “Pledged Assets”). Each Loan Facility will require that the value of each Borrowing Fund’s Pledged Assets exceed the outstanding principal amount of any loans made to a Borrowing Fund under a Loan Facility, plus unpaid accrued interest, by a percentage set forth in the Loan Facility. The percentage by which the value of the Pledged Assets of a Borrowing Fund would have to exceed the outstanding amount of any loans and other amounts owing to Market Street and the Liquidity Provider depends on the types of assets in which the Borrowing Fund invests and the eligibility criteria. For the Loan Facilities, the percentage is expected to be at least 200% of the outstanding obligations owing to Market Street and the Liquidity Provider. If the collateral requirements are not met, the amount of borrowings that a Borrowing Fund can have outstanding under the applicable Loan Facility will be reduced and, if the outstanding loans exceed the collateral requirements, the Borrowing Fund will be required to prepay the loans in an amount necessary to re-establish compliance with the requirements. The Pledged Assets of a

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Borrowing Fund under a Loan Facility will be available solely to secure the repayment of the loans made to, and other outstanding obligations of, that Borrowing Fund under the Loan Facility.

Consistent with the customary business practices of an asset-backed commercial paper conduit, loans by Market Street will bear interest at a rate equal to its cost of funds (i.e., the weighted average Promissory Note rate plus dealer commissions). Because Market Street is an issuer of highly-rated commercial paper that is engaged solely in issuing Promissory Notes and entering into financing transactions, it has lower administrative and transaction costs than a bank, thereby making the costs of borrowing from Market Street lower than the costs of borrowing from a bank. From 2003 through 2007, the pricing for a bank-funded facility to a registered open-end management investment company generally ranged from the London interbank offered rate (“LIBOR”) plus 0.35% to LIBOR plus 1.00%. During the recent financial market crisis, the pricing for bank-funded facilities has been extremely volatile and, to PNC Bank’s knowledge, very few bank-funded facilities for registered open-end management investment companies have been arranged. The historical pricing relationship was a function of the contemporaneous market environment, the relationship between the lender and the borrowing fund, and other factors, including the size of the facility, the underlying investment strategy of the borrowing fund, and the identity of the fund manager. Pricing is set, typically for 364 days, at the time when the terms of the facility are agreed on or renewed.

Each proposed Loan Facility would also be priced, typically for 364 days, at the time when the terms of the facility are agreed on or renewed and based on the same

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factors described above. The cost of a loan by Market Street will be based on the actual funding cost of Market Street plus ancillary costs and fees. Market Street does not currently make loans to registered open-end management investment companies because of the restrictions in Section 18(f)(1) of the Act. From 2003 through 2007, the interest rates for similar loans to registered closed-end management investment companies by an asset-backed commercial paper conduit generally ranged from LIBOR plus 0.20% to LIBOR plus 0.50%. During the recent financial market crisis, to PNC Bank’s knowledge, no such loans have been announced and the interest rates for loans in other asset classes have been extremely volatile. Assuming normal market conditions resume, costs and fees would be expected to fall within the range for bank-funded facilities, but would be set at the outset of a Loan Facility and upon renewal. As discussed below, the Board of a Borrowing Fund, when approving a Loan Facility, will have to determine that the Loan Facility is a better alternative than a traditional bank-funded facility. As further protection to a Borrowing Fund, the Borrowing Fund will be subject to several conditions, including that (i) the borrowing remain in the best interests of the Borrowing Fund and its shareholders, (ii) the interest rate on the loan not exceed the rate on comparable collateralized bank loans, and (iii) at least annually, the Board, including a majority of directors or trustees that are not “interested persons” of the Borrowing Fund within the meaning of Section 2(a)(19) of the Act (“Disinterested Directors”), approve a Loan Facility.

Market Street will enter into a Loan Facility only with a Borrowing Fund that meets certain lending criteria. The factors considered by the Administrator in evaluating a loan transaction with a Borrowing Fund will include the type and nature of the

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Borrowing Fund’s assets and whether they meet the applicable Market Street collateralization standards relating to credit quality and liquidity, the operations and history of the Borrowing Fund, and the financial position and operations of the Borrowing Fund’s investment adviser. It is anticipated that a Borrowing Fund must have a minimum threshold of $100 million in total assets before the amount of any contemplated borrowing, although potential changes in the amount of assets after a borrowing would not be considered a factor because of a Loan Facility’s eligibility criteria and asset coverage requirements.

A Borrowing Fund will have the right at any time to prepay any outstanding loan under its Loan Facility on certain monthly or quarterly dates without any premium or penalty. If a Borrowing Fund prepays an outstanding loan on a day other than any such date, customary prepayment penalties may apply to compensate Market Street for interest accrued through the next regular payment day or to compensate the Liquidity Providers for breakage costs associated with the prepayment of any loans bearing interest based upon LIBOR. Any prepayment penalty will not exceed the interest that would have accrued on the prepaid portion of such loan through the next regular payment date.

Any Borrowing Fund’s ability to obtain loans under its Loan Facility will not be affected by any other Borrowing Fund’s ability to obtain loans under its Loan Facility. The amount of loans available to a Borrowing Fund will be determined solely based upon the eligibility criteria applicable to that Borrowing Fund in a Loan Facility and cannot exceed the lower of the percentage of Pledged Assets established for that Borrowing Fund, the asset coverage required for that Borrowing Fund under Section 18(f)(1) of the Act, and the maximum loan commitment amount for that Borrowing Fund under its Loan

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Facility. Each Borrowing Fund will be individually responsible for meeting the collateral and asset coverage requirements applicable to its borrowings under a Loan Facility.

In the event that the Liquidity Providers become the lenders under a Loan Facility, a Borrowing Fund’s loans will bear interest at a market rate for loans of the same type (typically, the one-month LIBOR plus a margin). Although the interest rates payable on loans made by the Liquidity Providers will usually be higher than the interest rate payable on loans made by Market Street, the interest rates payable on the Liquidity Providers’ loans will be comparable to competitive rates available for secured lines of credit from banks that would otherwise be available to a Borrowing Fund. Except for interest rates and, in certain circumstances, the stated maturity dates, the terms and conditions of the loans made to a Borrowing Fund by Market Street and by a Liquidity Provider will be identical. Absent extenuating circumstances, it is anticipated that Market Street, rather than the Liquidity Providers, will be the lender to a Borrowing Fund under a Loan Facility. Such extenuating circumstances may include, for example, a disruption in the market that would prevent Market Street from being able to issue Promissory Notes to fund the financing or the inability of Market Street to issue Promissory Notes in the event of a downgrade of Market Street’s Promissory Notes by the rating agencies.

A Borrowing Fund will pay certain fees in connection with a Loan Facility. The amounts of these fees, which are standard types of fees for borrowing transactions with a conduit or a bank, will vary for any transaction depending on such factors as the Borrowing Fund’s business and assets, the size of the transaction, and prevailing interest rates. A Borrowing Fund will pay an up-front fee to PNC Bank for structuring a Loan Facility. A Borrowing Fund also will pay to Market Street a program fee for the Loan Facility, which will be a fixed percentage of a Borrowing Fund’s outstanding loans. PNC Bank will receive no compensation from anyone other than a Borrowing Fund and Market Street for its role in a Loan Facility.

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A Borrowing Fund will pay to Market Street a fixed-percentage fee for the Liquidity Providers’ commitment to make loans under a Loan Facility based on the unused portion of the Liquidity Providers’ commitments. Market Street will, in turn, pay those commitment fees to the Liquidity Providers. A Liquidity Provider would determine and negotiate this fee based on an assessment conducted in accordance with its internal procedures, which take into account various factors, including a market analysis of prevailing rates that other secondary lenders (lenders that may provide loans to a borrower from a primary lender under certain circumstances if the primary lender in a loan transaction cannot do so) would charge for a similar transaction at the time of the transaction or any extension of such transaction. A Liquidity Provider will not receive any compensation or benefits other than the loan commitment fees paid by the Borrowing Fund and, if it becomes a lender to the Borrowing Fund, interest on loans to the Borrowing Fund.

The principal documents to be entered into by a Borrowing Fund to establish a Loan Facility are: (a) a revolving credit and security agreement (the “Credit Agreement”) among the Borrowing Fund, Market Street, the related Liquidity Providers and PNC Bank, as agent for Market Street and the Liquidity Providers (in such capacity, the “Agent”), pursuant to which (i) the terms and conditions for the making of requested loans by Market Street would be set forth; (ii) the Liquidity Providers will agree, subject

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to the terms and conditions thereof, to make loans requested by the Borrowing Fund if Market Street is unwilling or unable to make such loans; and (iii) the Borrowing Fund will pledge the Pledged Assets to the Agent on behalf of Market Street and the Liquidity Providers; (b) a control agreement among the Borrowing Fund, the Agent and the custodian for the Borrowing Fund, pursuant to which the Agent’s security interest in certain of the Pledged Collateral will be perfected; and (c) a fee letter with the Agent, pursuant to which the Borrowing Fund will agree to pay the various fees payable to the Agent, Market Street and the Liquidity Providers under a Loan Facility. The Credit Agreement, which will be negotiated by the parties, will contain representations, warranties, covenants and events of default that are customary for secured loan transactions involving registered open-end management investment companies, as well as such other terms that are specific to a particular Borrowing Fund and the conduct of its business. The terms of each Credit Agreement will be negotiated separately between the Agent and each Borrowing Fund. In the interest of efficiency and to reduce certain costs, it is anticipated that Borrowing Funds in a complex of registered investment companies, including closed-end management investment companies, may be parties to the same Credit Agreement containing standard provisions applicable to any borrowings from Market Street, although certain terms of borrowings may apply only to a single Borrowing Fund.

A Loan Facility will not be established unless a Borrowing Fund has represented in writing to PNC Bank, Market Street and the Liquidity Providers that (a) its policies permit borrowing and, if applicable, the use of leverage; (b) all borrowing transactions pursuant to the Loan Facility will be subject to the requirements of the Act, the rules and

22

regulations thereunder, and any other applicable interpretations or guidance from the Commission or its staff, including any exemptive order issued by the Commission with respect to this Application; and (c) each borrowing transaction will be conducted in accordance with all applicable representations and conditions in this Application. PNC Bank, Market Street, and each Liquidity Provider will not be an affiliated person of any Borrowing Fund, within the meaning of Section 2(a)(3) of the Act, or an affiliated person of any affiliated person of a Borrowing Fund. In addition, before a Loan Facility is established, PNC Bank will provide to each Borrowing Fund a copy of this Application, together with a copy of any order issued by the Commission regarding this Application.

II.	APPLICABLE LAW AND RELIEF REQUESTED
A.	Relief With Respect to Section 18(f)

Section 18(f)(1) of the Act prohibits a registered open-end management investment company from issuing any class of senior security, or selling any senior security of which it is the issuer, except that a registered open-end management investment company is permitted to borrow from any “bank” if, immediately after any borrowing, there is an asset coverage of at least 300% for all borrowings of the company. Under Section 18(g) of the Act, the term “senior security” includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

Generally, Section 2(a)(5) of the Act defines a “bank” for the purposes of the Act as:

23

...(A) a depository institution (as defined in Section 3 of the Federal Deposit Insurance Act) or a branch or agency of a foreign bank (as such terms are defined in Section 1(b) of the International Banking Act of 1978), (B) a member bank of the Federal Reserve System, (C) any other banking institution or trust company, whether incorporated or not, doing business under the laws of any State or the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers permitted to national banks under the authority of the Comptroller of the Currency, and which is supervised and examined by State or Federal authority having supervision over banks,...

The obligation of a Borrowing Fund to repay a loan from Market Street would be a “senior security” for purposes of Section 18(f)(1) of the Act. While Market Street engages in many of the same business activities as banks, such as issuing Promissory Notes and engaging in financing transactions, Market Street is not a “bank” under this definition. Therefore, absent an exemption, the borrowing exception in Section 18(f)(1) would not be available to permit a Borrowing Fund to obtain a loan from Market Street.

Section 6(c) of the Act permits the Commission to exempt any person or transaction or any class or classes of persons or transactions from any provision or provisions of the Act if and to the extent that such exemption is:

(i)	necessary or appropriate in the public interest; and
(ii)	consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

The Applicant requests exemptive relief under Section 6(c) to permit a Borrowing Fund to borrow from Market Street, which is not a bank. The Applicant believes that exemptive relief would be in the public interest because it would allow a Borrowing Fund to borrow money from a well-established commercial paper issuer at an advantageous

24

interest rate based upon the interest rate on prime-rated promissory notes. The availability of a Loan Facility would give any potential Borrowing Fund a broader choice of financing alternatives. In addition, a Borrowing Fund would have the same rights and remedies under state and federal law with respect to a Loan Facility from Market Street that it would have with respect to a comparable loan from a bank. The exemptive relief also would be consistent with the protection of investors and the purposes intended by Section 18(f)(1) of the Act because the relief fully conforms to the Act’s goal of limiting speculative risks and excessive borrowing.

Based on these and related considerations, a Borrowing Fund and its Board, including a majority of the Disinterested Directors, could conclude that entering into a Loan Facility would be in the best interests of the Borrowing Fund and its shareholders and consistent with the Borrowing Fund’s borrowing policies.

B.	Discussion
1.	Purposes of Section 18(f) of the Act

Section 18(f) of the Act reflects Congressional concern about excessive borrowing and the issuance of senior securities, such as debentures or preferred stocks, by investment companies because these practices could unduly increase the speculative character and investment risk of junior securities.2 Congress also believed that complicated capital structures could result in the issuance of securities that had inequitable or discriminatory provisions or that failed to protect the rights of existing

_________________________

[2]

See Section 1(b)(7) of the Act; Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong. 255-266 (1940) (“Senate Hearings”); SEC, INVESTMENT TRUSTS AND INVESTMENT COMPANIES, Part Three, H.R. Doc. 76-279, at 1563-1936 (1940) (“SEC Report”).

25

shareholders.3 For example, complex capital structures could permit insiders to manipulate the allocation of expenses and profits; facilitate control of the investment company by the junior security shareholders with little investment; and make it difficult for investors in the investment company to understand what their stock was worth.4 In addition, investment company shareholders could be adversely affected if investment companies failed to maintain adequate assets or reserves.5 This was a particular concern for open-end management investment companies because they issue redeemable securities. Without adequate capitalization, shareholders could be unable to redeem their securities or public holders of senior securities could be prejudiced if shareholder redemptions affected an investment company’s ability to repay its outstanding debt.6 In addition, senior securities of investment companies would, at that time, typically be secured by assets that were investments in common stocks and would be subject to potential wide fluctuations in value. There was concern that these fluctuations in value would not provide a sound basis for the issuance of senior securities with fixed-payment obligations of interest and principal and that holders of such senior securities would be unaware that they were much riskier instruments than senior securities issued by operating companies.7

For open-end management investment companies, Congress addressed these issues of speculative risks, complicated capital structures and asset coverage in

_________________________

[3]	See Section 1(b)(3) of the Act; Senate Hearings at 265-266.
[4]	See Senate Hearings at 87, 96, 123, 272.
[5]	See Section 1(b)(8) of the Act.
[6]	See Investment Trusts and Investment Companies: Hearings on HR. 10065 Before a Subcommittee of the House Committee on Interstate and Foreign Commerce, 76th Cong. 121 (1940).
[7]	See Senate Hearings at 269-271.

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Section 18(f)(1) by, first, prohibiting the issuance or sale of senior securities by open-end management investment companies subject to two exceptions.8 Under Section 18(f)(1), open-end management investment companies are permitted to borrow from banks. In addition, Section 18(g) excepts a loan made by a bank or other person and privately placed from the definition of senior securities if it is for temporary purposes (that is, repaid within 60 days and not extended or renewed) and does not exceed 5% of the fund’s assets (“privately-placed temporary debt”). Thus, Congress restricted open-end management investment companies to borrowings from traditional institutional lending sources, i.e., banks, or through privately-placed temporary debt. Second, Congress limited the overall amount of leverage an open-end management investment company could use in permitted borrowings from banks in Section 18(f)(1) by requiring an open-end management investment company to maintain asset coverage of at least 300% for all open-end management investment company borrowings. This asset coverage requirement would also protect the lender from fluctuations in the value of an open-end management investment company’s assets.

The Applicant believes that permitting a registered open-end management investment company to borrow from Market Street is fully consistent with the purposes and policies of Section 18(f)(1) and would not implicate the concerns underlying the senior security and borrowing restrictions. Similar to a bank, Market Street is engaged principally in the business of making loans or entering into similar financing transactions. A Market Street loan to a Borrowing Fund will have essentially the same structure as a

_________________________

[8]

Section 18(f)(2) of the Act provides another exception to the restriction on an open-end management investment company’s issuance of senior securities, which is not relevant to the Applicant’s analysis with respect to borrowings under Section 18(f)(1), for a fund to issue classes or series of securities.

27

bank loan and will not raise the concerns about public financing or adverse effects on the rights of junior classes of securities that are a basis for Section 18(f)(1). Borrowings from Market Street would not facilitate pyramiding of control or manipulative reallocation of expenses and profits. A borrowing from Market Street will not impose any restrictions on a Borrowing Fund’s investors holding junior securities that are different from those imposed by a collateralized bank loan. The Applicant does not believe that borrowings from Market Street would be more difficult for a Borrowing Fund’s investors to understand than bank borrowings.

While Market Street will be the primary funding source for borrowings under a Loan Facility, the Liquidity Providers, which will be banks that are specifically permitted to provide loans to Borrowing Funds under Section 18(f)(1), will be committed to assume any outstanding loans and to provide additional financing to the applicable Borrowing Fund should Market Street be unable or unwilling to lend. A Borrowing Fund would have the same rights and remedies in a borrowing from Market Street as it would in a borrowing from a bank. As with a borrowing from a bank, a Borrowing Fund would remain subject to the 300% asset coverage limitation of Section 18(f)(1). In addition to limiting leverage, this requirement ensures the existence of adequate assets to repay the Market Street loans. The Applicant believes that a borrowing from Market Street is, for the purposes of Section 18(f)(1), equivalent to a borrowing from a bank.

The Applicant believes that it is appropriate for the Commission to recognize lending sources that have attributes substantially similar to banks but that did not exist when the Act was adopted and that would serve the same purposes as were provided under the bank borrowing restriction in Section 18(f)(1). As noted above, Market Street

28

engages in many of the same business activities as banks; however, the breadth of these activities is limited to the extent the sole purpose of Market Street is to issue Promissory Notes and to conduct financing transactions.

An earlier version of the Act included a provision permitting registered investment companies to issue short-term paper.9 The Act, as adopted, did not include this provision for open-end management investment companies. A borrowing from Market Street would not result in the indirect issuance of short-term paper by an open-end management investment company. Market Street has all the risks and obligations associated with the issuance of its commercial paper, whereas a Borrowing Fund would only incur obligations to Market Street and the applicable Liquidity Provider under its Loan Facility. Market Street’s loans to a Borrowing Fund would only constitute a portion of Market Street’s assets. In addition, Market Street has an established, independent commercial paper program that relies on its expertise, asset diversification, level of collateralization, liquidity facilities, and credit enhancement. A Borrowing Fund would not be able to issue commercial paper at rates that would be comparable to those of Market Street nor would its commercial paper trade as efficiently as Market Street’s Promissory Notes.

The Loan Facilities would not result in the type of senior security holder that Section 18(f)(1) of the Act was designed to prohibit and the structure of the Loan Facilities and Market Street provides sufficient protection to the parties that face any risk of loss from lending to an open-end management investment company. Market Street and the Liquidity Providers, if they become lenders to a Borrowing Fund, may be deemed
_________________________

[9]	See S. 3580, 76th Cong. (3d sess. 1940).

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holders of senior securities of the Borrowing Fund. Market Street is administered by PNC Bank, which has expertise in administering loans collateralized by financial instruments that equals or exceeds the expertise of most banks. The Liquidity Providers are banks as defined by the Act and thus not the type of potential senior security holder that Congress believed needed protection.

A Borrowing Fund would not have any direct obligation to any other parties related to Market Street, such as the Promissory Note holders, Market Street’s owners, or its external liquidity or credit enhancement sources, and thus the Applicant does not believe they should be deemed to be holders of senior securities of a Borrowing Fund. The Promissory Note holders could be viewed as having some of the same risks as senior security holders of an open-end management investment company, such as the fluctuations in the value of the open-end management investment company’s assets that could affect its ability to meet its payment obligations to Market Street. However, the Promissory Note holders are sophisticated investors who are able to evaluate such risks. Furthermore, the Applicant views the risk of Market Street providing secured lending to a Borrowing Fund as being very minimal. The leverage restrictions imposed upon Borrowing Funds ensure the availability of significant collateral to protect Market Street in lending to such a fund. The underlying investment standards for Market Street help to assure that available collateral will be of high quality in the unlikely event that such collateral would be required to be liquidated in an adverse situation. In addition, unlike senior securities of an open-end management investment company, the Promissory Notes are general obligations of Market Street and commitments to Borrowing Funds are not expected to exceed 20% of Market Street’s outstanding commitments and commitments

30

to any individual Borrowing Fund are not expected to exceed 10% of Market Street’s outstanding commitments. Any risk of loss on the Promissory Notes posed by loans to registered open-end management investment companies would be reduced further by PNC Bank’s expertise with respect to these types of loans, Market Street’s ability to sell the loans under the Loan Facilities to the relevant Liquidity Providers, Market Street’s external liquidity and credit enhancement sources and the capital of Market Street. Market Street’s external liquidity and credit enhancement sources generally will be banks, insurance companies, and other sophisticated financial institutions that provide liquidity support to entities such as Market Street in the ordinary course of their business.10 Also, the owners of Market Street will be protected for similar reasons, including PNC Bank’s expertise with respect to these types of loans (although the owners will not have a guarantee from PNC Bank or its affiliates), the external liquidity and credit enhancement sources, the ability to sell loans under the Loan Facilities to the relevant Liquidity Providers, and the fact that loans to investment companies will not be a substantial portion of Market Street’s diversified portfolio of financial assets. Finally, Market Street’s Promissory Notes are rated “A-1” by S&P and “P-1” by Moody’s and these rating agencies impose stringent standards on all transactions entered into by Market Street (which would include any Loan Facilities to Borrowing Funds) with a view toward maintenance of such ratings.

_________________________

[10]

To the extent Market Street’s external liquidity and credit enhancement sources include any other entities, they will be protected by PNC Bank’s expertise with respect to these types of loans (although not guaranteed by PNC Bank or its affiliates), the ability of Market Street to sell loans under the Loan Facilities to the relevant Liquidity Providers, and the fact that loans to investment companies will not be a substantial portion of its diversified portfolio of financial assets.

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2.	Speculative Practices

Another concern underlying the Act’s Section 18(f) senior security and borrowing restrictions was that investment companies could engage in, or act as conduits for investors to engage in, the same types of speculative practices limited by regulations adopted by the Board of Governors of the Federal Reserve System (the “FRB”), which are applicable to banks and broker-dealers. Borrowings by open-end management investment companies could be used on behalf of their shareholders to invest or to speculate in securities without limitations similar to those adopted by the FRB on the amount of credit that could be used for these purposes.11 Under Regulations U and T, both of which were adopted under the Securities Exchange Act of 1934 prior to the enactment of the Act, borrowings by an entity from a domestic bank or broker-dealer were subject to margin restrictions.12 By limiting open-end management investment companies to borrowings from banks, Congress ensured that open-end management investment companies could borrow for the purpose of purchasing stock only in compliance with Regulation U.

Regulation U as currently in effect imposes restrictions on banks and lenders other than broker-dealers that extend credit to borrowers for the purpose of purchasing or carrying margin stock (“purpose credit”).13 Under Regulation U, margin stock generally

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[11]	See SEC Report at 1593.
[12]

Regulation U, 12 C.F.R. 221, was adopted to impose “credit restrictions upon persons other than brokers or dealers . . . that extend credit for the purpose of buying or carrying margin stock. . . .” Regulation T, 12 C.F.R. 220, was adopted to “regulate extensions of credit by brokers and dealers” and “imposes . . . initial margin requirements and payment rules on certain securities transactions.”

[13]

In 1968, the FRB adopted Regulation G, which imposed margin restrictions in connection with credit extended by certain lenders that were not domestic banks or broker-dealers. In 1998, Regulation G was repealed and its provisions incorporated into Regulation U.

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includes publicly offered securities. Any entity other than a broker-dealer or a bank (a “nonbank lender”) that during any calendar quarter extends or maintains credit secured directly or indirectly by margin stock of $200,000 or more or has outstanding at any time $500,000 or more of credit directly or indirectly secured by margin stock must register with the FRB as a nonbank lender. If the proceeds of the extended credit are used for purpose credit, the nonbank lender would be subject to the maximum loan values and other limitations of Regulation U.14

Market Street is not currently registered with the FRB as a nonbank lender. If Market Street makes loans to a Borrowing Fund in excess of the threshold amounts under Regulation U, it will register with the FRB as a nonbank lender and, if the loans are used for purpose credit, Market Street would be subject to the credit restrictions of Regulation U. Because Market Street would be subject to the same credit restrictions as a bank under Regulation U, the Applicant believes that a Borrowing Fund should be permitted to borrow from Market Street under Section 18(f)(1) of the Act to the same extent as from a bank.

3.	Advantages for Borrowing Funds and Their Shareholders

The Applicant believes that exemptive relief is in the public interest and benefits registered open-end management investment company shareholders because a loan from Market Street would be expected to result in more advantageous financing rates for a Borrowing Fund. A loan from Market Street generally will have lower borrowing costs than a comparable loan from a bank. Market Street’s administrative and transaction costs are lower than those of a bank. Permitting a Borrowing Fund to obtain a loan from

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[14]	12 C.F.R. 221.3(b).
33

Market Street will benefit the Borrowing Fund and its shareholders by providing an alternative, lower-cost source of financing. The Applicant believes that the use of financing arrangements that benefit a registered open-end management investment company and its shareholders should not be restricted by Section 18(f)(1) of the Act when such arrangements are equivalent to borrowings expressly permitted by the Act and consistent with the protection of investors and the purposes of the Act.15 A Borrowing Fund’s Board, including a majority of the Disinterested Directors, will, based on the recommendations of the Borrowing Fund’s investment adviser, evaluate and determine whether obtaining a loan under a Loan Facility is in the best interests of the Borrowing Fund and its shareholders. Generally, the factors considered by the Board would include the experience and expertise of Market Street in making and administering loans and its comparability to the expertise of banks, other financing options from traditional bank sources, the terms and conditions of the Loan Facility, and the fees charged in connection with the Loan Facility. A Board, including the Disinterested Directors, will decide to enter into a Loan Facility with Market Street if it determines that the transaction is fair and reasonable and in the best interests of the Borrowing Fund and its shareholders. By engaging in this assessment process and making these determinations, the Board will be acting consistently with the standards of Section 6(c) of the Act, which permits the Commission to exempt a transaction from the provisions of the Act if it is necessary or

_________________________

[15]

See HSBC Securities (USA) Inc., Investment Company Act Release No. 27822 (May 22, 2007) (order) and Investment Company Act Release No. 27805 (Apr. 26, 2007) (notice); Citicorp North America, Inc., Investment Company Act Release No. 26320 (Jan. 6, 2004) (order) and Investment Company Act Release No. 26292 (Dec. 12, 2003) (notice). See also The Variable Annuity Life Insurance Company of America, Investment Company Act Release No. 2974 (Feb. 25, 1960) (exemptive order granting relief from, inter alia, Section 18(f)(1) to permit the issuance of senior securities in the form of variable annuity contracts, which are a type of insurance contract that did not exist in 1940, because these contracts did not have the potential to result in the abuses that Section 18(f)(1) was designed to address).

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appropriate in the public interest and consistent with the protection of investors and the purposes intended by the Act.

4.	Other Considerations

The relief requested by the Applicant is consistent with other actions in which the Commission has demonstrated flexibility with respect to the restrictions in Section 18(f)(1) of the Act and is substantially similar to the relief granted by the Commission to permit registered open-end management investment companies to participate in loan facilities financed by certain commercial paper and medium-term note issuers.16 The Commission has issued numerous orders providing relief from, inter alia, the Section 18(f)(1) bank borrowing limitation that permit affiliated open-end management investment companies to make temporary loans to each other through a credit facility, thus allowing these open-end management investment companies to borrow from entities other than banks.17 The applicants sought this relief because, among other things, these interfund-lending arrangements would substantially reduce the open-end management investment companies’ borrowing costs. Just as in this Application, the applicants for these orders asserted that relief under Section 6(c) for alternative borrowing arrangements was appropriate because all borrowings of the open-end management investment companies would have at least 300% asset coverage

_________________________

[16]

See HSBC Securities (USA) Inc., Investment Company Act Release No. 27822 (May 22, 2007) (order) and Investment Company Act Release No. 27805 (Apr. 26, 2007) (notice); Citicorp North America, Inc., Investment Company Act Release No. 26320 (Jan. 6, 2004) (order) and Investment Company Act Release No. 26292 (Dec. 12, 2003) (notice).

[17]

See, e.g., First American Investment Funds, Inc., et al., Investment Company Act Release No. 25526 (Apr. 15, 2002) (order) and Investment Company Act Release No. 25493 (Mar. 27, 2002) (notice) and other exemptive orders cited in Section III, infra.

35

and the contemplated nonbank borrowings were nevertheless consistent with the purposes and policies of Section 18(f)(1).

The Commission has also viewed other types of transactions that could be considered prohibited senior securities under the Act as permissible practices if there are adequate protections to avoid the speculative risks that Section 18 was designed to address. The Commission, for example, allows investment companies to use securities trading practices that could be characterized as senior securities, such as reverse repurchase agreements, firm commitment agreements, standby commitment agreements, and short sales without running afoul of Section 18(f)(1), if the investment company maintains adequate assets in a segregated account to cover such investments.18 Since a Borrowing Fund would not be exposed to any additional speculative risks in borrowing from Market Street because it is equivalent to a borrowing from a bank that is permitted under Section 18(f)(1), the Applicant’s requested exemptive relief would be consistent with this flexible approach. Further, permitting a Borrowing Fund to borrow from Market Street rather than a bank is expected to reduce its costs of borrowing, which should decrease the risk that a Borrowing Fund’s borrowing costs will exceed the return from securities purchased with borrowed money and lessen any related incentive to purchase more speculative portfolio securities to cover those costs.

* * * * *

For the reasons discussed above and because of the protections afforded by the conditions that follow, the Applicant believes that permitting registered open-end investment management companies to borrow from Market Street would be in the best

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[18]	See, e.g., Investment Company Act Release No. 10666 (April 18, 1979).
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interests of these companies and their shareholders, appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	Proposed Conditions to Requested Relief

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

(1)	All Borrowing Funds will comply with the asset coverage requirements in Section 18(f)(1) of the Act, including with respect to all borrowings from Market Street.
(2)	A loan by Market Street to a Borrowing Fund will be at an interest rate equal to Market Street’s cost of funds (i.e., the weighted average Promissory Note rate plus dealer commissions).
(3)

Before a Borrowing Fund may participate in a Loan Facility, the Borrowing Fund’s Board, including a majority of the Disinterested Directors, will determine that participation in the Loan Facility is consistent with the Borrowing Fund’s investment objectives and policies and is in the best interests of the Borrowing Fund and its shareholders. In addition, a Borrowing Fund will disclose in its statement of additional information all material facts about its participation in the Loan Facility.

(4)

Before a Borrowing Fund may participate in a Loan Facility, its Board, including a majority of the Disinterested Directors, will adopt procedures governing the Borrowing Fund’s participation in the Loan Facility (“Procedures”). In addition to any other provisions the Board may find necessary or appropriate to be included in the Procedures,

37

the Procedures will require that, before a Borrowing Fund may enter into loan transactions with Market Street, the Board, including a majority of the Disinterested Directors, will determine that:
	(a)	the borrowing is in the best interests of the Borrowing Fund and its shareholders;
	(b)	the borrowing and pledge of assets are consistent with the Borrowing Fund’s investment objectives and policies;
	(c)	the total anticipated cost of the Loan Facility (including fees and interest) does not exceed the total anticipated costs of comparable financing alternatives that are available to the Borrowing Fund;
	(d)	the asset eligibility criteria for the Loan Facility are consistent with the Borrowing Fund’s investment objectives and policies; and
(e)

the Borrowing Fund’s investments, consistent with the asset eligibility criteria and any other requirements of participating in the Loan Facility, will be in the best interests of the Borrowing Fund and its shareholders.

(5)

If Market Street determines (a) to require the Liquidity Providers to acquire from Market Street outstanding loans made to a Borrowing Fund, or (b) not to extend additional loans to a Borrowing Fund, the Board of the Borrowing Fund, including a majority of the Disinterested Directors, will be notified promptly. As soon as practicable, the Board, including a majority of the Disinterested Directors, must determine whether it is in the best interests of the Borrowing Fund and its shareholders to continue to participate in the Loan Facility or to terminate the Borrowing Fund’s participation in the Loan Facility in accordance with its terms.

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(6)

At each regular quarterly meeting, the Board, including a majority of the Disinterested Directors, will (a) review a Borrowing Fund’s loan transactions under its Loan Facility during the preceding quarter, including the terms of each transaction, and (b) determine whether the transactions were effected in compliance with the Procedures and the terms and conditions of the order. At least annually, the Board, including a majority of the Disinterested Directors, will (a) with respect to a Borrowing Fund’s continued participation in a Loan Facility, make the determinations required in condition 3 above, and (b) approve such changes to the Procedures as it deems necessary or appropriate.

(7)

A Borrowing Fund will maintain and preserve permanently in an easily accessible place a written copy of the Procedures and any modifications to the Procedures. The Borrowing Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction with a Loan Facility occurred, the first two years in an easily accessible place, a written record of each transaction setting forth a description of the terms of the transaction, including the amount, maturity, and the rate of interest on the loan, and all information upon which the determinations required by these conditions were made.

(8)

The Applicant will not enter into a Loan Facility with any Borrowing Fund if, at the time of such transaction, the Applicant, Market Street or any Liquidity Provider is an affiliated person of that Borrowing Fund, within the meaning of Section 2(a)(3) of the Act, or an affiliated person of any affiliated person of that Borrowing Fund.

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III.	PRECEDENT FOR RELIEF

The relief sought by this Application is substantially similar to that granted by the Commission that, among other things, exempted registered open-end management investment companies from Section 18(f)(1) to permit them to participate in loan arrangements with conduits in HSBC Securities (USA) Inc., Investment Company Act Release No. 27822 (May 22, 2007) (order) and Investment Company Act Release No. 27805 (Apr. 26, 2007) (notice); and in Citicorp North America, Inc., Investment Company Act Release No. 26320 (Jan. 6, 2004) (order) and Investment Company Act Release No. 26292 (Dec. 12, 2003) (notice). The relief sought by this Application is similar to that granted by the Commission that, among other things, exempted registered open-end management investment companies from Section 18(f)(1) to permit them to participate in interfund-lending arrangements in First American Investment Funds, Inc., et al., Investment Company Act Release No. 25526 (Apr. 15, 2002) (order) and Investment Company Act Release No. 25493 (Mar. 21, 2002) (notice); Putnam American Government Income Fund, et al., Investment Company Act Release No. 25519 (Apr. 10, 2002) (order) and Investment Company Act Release No. 25461 (Mar. 13, 2002) (notice); The Charles Schwab Family of Funds, et al., Investment Company Act Release No. 25405 (Jan. 30, 2002) (order) and Investment Company Act Release No. 25355 (Jan. 4, 2002) (notice); Evergreen Select Fixed Income Trust, et al., Investment Company Act Release No. 25296 (Nov. 20, 2001) (order) and Investment Company Act Release No. 25217 (Oct. 22, 2001) (notice); Colchester Street Trust, et al., Investment Company Act Release No. 24602 (Aug. 21, 2000) (order) and Investment Company Act Release No. 24563 (Jul. 24, 2000) (notice); INVESCO Bond Funds, Inc., et al., Investment Company Act Release No. 24212 (Dec. 21, 1999) (order) and Investment Company Act Release No. 24176 (Nov. 24, 1999) (notice); T. Rowe Price Associates, Inc., et al., Investment Company Act Release No. 24159 (Nov. 23, 1999) (order) and Investment Company Act Release No. 24116 (Oct.  29, 1999) (notice); Federated Investors, Inc., et al., Investment Company Act Release No. 24128 (Nov. 9, 1999) (order) and Investment Company Act Release No. 24087 (Oct. 18, 1999) (notice); and Franklin Gold Fund, et al., Investment Company Act Release No. 24080 (Oct. 13, 1999) (order) and Investment Company Act Release No. 24016 (Sept. 16, 1999) (notice).

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The relief sought with respect to Section 18(f)(1) is also substantially similar to that granted by the Commission in Income Fund of Boston, Inc., Investment Company Act Release No. 3043 (June 10, 1960) (order) and Investment Company Act Release No. 3037 (May 26, 1960) (notice) that permitted a registered open-end management investment company to borrow from foreign banks, which fell outside the definition of “bank” in Section 2(a)(5) of the Act prior to the amendment of that definition. See also Alliance Capital Management L.P. (pub. avail. Apr. 7, 1993) (staff would not recommend enforcement action if registered open-end management investment companies borrow from foreign banks); and Salomon Brothers Asset Management Inc., Investment Company Act Release No. 24222 (Dec. 28, 1999) (order) and Investment Company Act Release No. 24181 (Dec. 1, 1999) (notice) (exemptive order permitting a registered closed-end management investment company to enter into a loan facility, substantially similar to the Loan Facilities described in this Application, with a conduit and an affiliated liquidity provider). The Commission has also established precedent for issuing exemptive relief to a bank on behalf of itself and registered investment companies who participate in the bank’s securities lending program. See State Street Bank and Trust Company, et al., Investment Company Act Release No. 21672 (Jan. 16, 1996) (order) and Investment Company Act Release No. 21602 (Dec. 14, 1995) (notice).

IV.	AUTHORIZATION

Under Rule 0-2(c)(1) under the Act, the Applicant states that, under the provisions of its by-laws, responsibility for the management of the affairs and business of the Applicant is vested with its Board of Directors. The execution and filing of this Application in the name and on behalf of the Applicant complies with all applicable requirements. The verifications required by Rule 0-2(d) under the Act are attached as Exhibit A hereto. The resolutions authorizing the filing of this Application and any amendment hereto are attached as Exhibit B hereto, are applicable to the individual signing this Application, and remain in effect.

V.	COMMUNICATIONS

Please direct any questions or communications regarding this Application to the persons named on the facing page of this Application.

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REQUEST FOR ORDER

For the foregoing reasons, the Applicant requests that the Commission enter an order pursuant to Sections 6(c) and 18(f)(1) of the Act granting the relief sought by this Application.

March 3, 2009

Respectively submitted,
PNC BANK, NATIONAL ASSOCIATION
By:	/s/ Reginald Imamura
Name: Reginald Imamura
Title: Vice President

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INDEX OF EXHIBITS

Exhibit A	Verification Pursuant to Rule 0-2(d)

Exhibit B	Corporate Secretary Certificate Pursuant to Rule 0-2(c)

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EXHIBIT A

PNC BANK, NATIONAL ASSOCIATION
VERIFICATION PURSUANT TO RULE 0-2(d)

State of New York	)
	)	ss.
County of New York	)

The undersigned being duly sworn deposes and says that he has duly executed, on or before the date hereof, the Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), exempting the applicant to the extent necessary from the provisions of Section 18(f)(1) of the Act to allow any registered open-end management investment companies or series thereof to participate from time to time as borrowers in loan facilities to be administered by the applicant for and on behalf of Market Street Funding LLC; that he is a vice president of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

March 3, 2009

By:	/s/ Reginald Imamura
Name: Reginald Imamura
Title: Vice President

Subscribed and sworn before me, a Notary Public, this 3rd day of March, 2009.

My commission expires:	7-2-2011
Signature:	/s/ Erasmo Jesus Corniel
Print Name:	Erasmo Jesus Corniel
Notary Seal

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EXHIBIT B

CERTIFICATE

The undersigned, George P. Long, III , Secretary of PNC Bank, National Association does hereby certify that the following is a true and correct copy of an excerpt from the By-Laws of PNC Bank, National Association and a true and correct copy of Resolutions adopted by the Board of Directors of PNC Bank, National Association on April 25, 2006 and that said excerpt and Resolutions are in full force and effect, and further that Reginald Imamura is a duly appointed Vice President of PNC Bank, National Association.

BY-LAWS

“Article VI. General Powers of Officers

“Section 1. The corporate seal of the Bank may be imprinted or affixed by any process. The Secretary and any other officers authorized by resolution of the Board of Directors shall have authority to affix and attest the corporate seal of the Bank.

“Section 2. The authority of officers and employees of this Bank to execute documents and instruments on its behalf in cases not specifically provided for in these By-Laws shall be as determined from time to time by the Board of Directors, or, in the case of employees, by officers in accordance with authority given them by the Board of Directors.”

RESOLUTIONS

General Signature Authority Resolutions

“RESOLVED, that the Chairman of the Board, each Vice Chairman, if any, the President, the Chief Executive Officer, each Executive, Senior or other Vice President and Assistant Vice President, Cashier and each Assistant Cashier, Secretary and each Assistant Secretary, each Trust Officer and Assistant Trust Officer, each Chief Investment Officer, each regional or market President or Chief Executive, the General Counsel and each Managing General Counsel of The PNC Financial Services Group, Inc. shall have authority to affix and attest the corporate seal of the Bank;

“RESOLVED FURTHER, that the Chairman of the Board, each Vice Chairman, if any, the President, the Chief Executive Officer, each Executive, Senior or other Vice President or Assistant Vice President, Cashier and each Assistant Cashier, the Secretary and each Assistant Secretary, any Trust Officer and each Assistant Trust Officer, each Chief Investment Officer, each regional or market President or Chief Executive, the General Counsel, and each Managing General Counsel of The PNC Financial Services Group, Inc. and any other officers acting at the discretion of any officer authorized to affix and attest the corporate seal are and each of them is hereby authorized and empowered in the name and on behalf of the Bank to execute, acknowledge and deliver

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any and all agreements, instruments, or other documents relating to the property or rights of all kinds held or owned by the Bank or to the operation of the Bank, either for its own account or in any agency or fiduciary capacity. Notwithstanding the foregoing, any and all agreements of sale, contracts, deeds and other documentation pertaining to the purchase, sale or transfer of real estate or buildings occupied by the Bank in the transaction of its business shall be executed in accordance with the terms of resolutions adopted from time to time in connection therewith and specifically designating the officer and/or officers authorized to execute the same;

“RESOLVED FURTHER, that any officer and any non-officer employee which employee may be designated in writing by a Senior Vice President or higher officer by precedence or rank are each hereby authorized and empowered:

a)            To sign or countersign checks, drafts, acceptances, guaranties of signatures on assignments of stock and bonds, and to sign or countersign stock certificates or bonds of corporations for whom the Bank is acting as Registrar, Transfer Agent or in any fiduciary or representative capacity, correspondence and other papers or documents not ordinarily requiring execution under the seal of the corporation; and

b)            To receive and receipt for any sums of money or property due or owing to this Bank in its own right or in any fiduciary capacity or as agent and, either as Attorney-in-Fact for the Bank or otherwise, to execute any instrument of satisfaction therefor or of any mortgage, judgment or other lien in the Office of the Recorder of Deeds or the Prothonotary or other office or Court of Record in Allegheny County, Philadelphia County, or elsewhere, provided, however, that in respect to any mortgage or Deed of Trust made to this Bank as trustee for bondholders, the foregoing authority shall be exercised only pursuant to specific authorization of the Board of Directors or the Fiduciary and Investment Risk Committee.”

Reginald Imamura                  /s/ Reginald Imamura

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and affixed the seal of the Association this 24th day of February 2009.

              /s/ George P. Long III

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